Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    PreMD Reports First Quarter 2007 Results

    TORONTO, May 11 /CNW/ - Predictive medicine company PreMD Inc. (TSX: PMD;
Amex: PME) today announced results for the first quarter of fiscal 2007 ended
March 31, 2007 ("Q1 2007").

    <<
    Recent Highlights
      -  First full quarter since reacquiring the rights to PREVU(x) from
         McNeil Consumer Healthcare; discussions with potential marketing partners in advanced stages
      -  Established warehousing and distribution facilities through Lynden
         International Logistics Co. to provide comprehensive logistics management for PREVU(x)
      -  Raised approximately $3.9 million in a private placement with institutional investors to provide additional working capital
      -  Expanded the presence of PREVU(x) POC within the retail pharmacy segment of the market
      -  Data describing PREVU(x) Tape POC was accepted for presentation at the American Association for Clinical Chemistry Meeting to be held in July 2007; this is the third product in the PREVU(x) line of skin cholesterol tests and was created for point-of-contact or point-of-
         sale opportunities
      -  Results of PASA clinical study for PREVU(x) POC were submitted for publication in the scientific literature
      -  Received comments from the U.S. Food and Drug Administration (FDA)
         regarding the 510(k) application for PREVU(x) LT for use in the life insurance industry. Responses are being prepared and a meeting with the FDA is scheduled in the second quarter
      -  Amended license agreement for cancer patents at more favorable terms
    >>

    The consolidated net loss for Q1 2007 was $1,589,000 or $(0.07) per share compared with a loss of $2,374,000 or $(0.11) per share for the quarter ended
March 31, 2006 ("Q1 2006"), primarily due to a decrease in clinical trial expenses and unrealized foreign exchange gains on the revaluation of the convertible debentures.
    Total product sales were $18,000 for Q1 2007 compared with $117 for Q1
2006. License revenue was nil for Q1 2007, compared to $77,000 for Q1 2006.
    On March 28, 2007, the Company issued, by way of private placement,
2,917,268 common shares and 1,458,634 common share purchase warrants for gross proceeds of approximately $3.9 million. Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share.
    "This quarter marks the first full quarter since we have reacquired the marketing rights to the PREVU(x) technology and I am pleased with the tremendous progress we have made since the transition," said Dr. Brent Norton, President and Chief Executive Officer of PreMD. "One of our strategic objectives for the year is to expand the market for PREVU(x), and to that end, important new data has been analyzed and submitted for publication. In addition, we are preparing our submission to the FDA to obtain an expanded claim for PREVU(x) POC.
Furthermore, we are preparing to meet with the FDA regarding our 510(k)
application for PREVU(x) LT. Both the expanded claim for PREVU(x) POC and clearance of PREVU(x) LT would provide us with additional market opportunities and great upside. We have also engaged a leading logistics company, Lynden
International Logistics Co., to manage the PREVU(x) supply chain. Our discussions with potential marketing partners are continuing and I feel confident that we are taking the appropriate steps to maximize the value of
PREVU(x)."
    Dr. Norton continued, "in addition to progress with PREVU(x), we continue to move forward in the clinic with our cancer tests. The breast cancer test study at the University of Louisville is expected to be completed by the end of the second quarter and will then be submitted for publication. Discussions with potential partners for our complete line of oncology products also continue with the encouraging data we have seen to date from the LungAlert(x)
I-ELCAP study and the ColorectAlert(x) EDRN study providing a strong basis for discussion."
    Last month, PreMD received a letter from the American Stock Exchange
("AMEX") stating that AMEX has determined that PreMD is not in compliance with certain continued listing standards. PreMD will be submitting a business plan, as requested, advising AMEX of the action PreMD has taken, or will take, to bring it into compliance with the relevant continued listing standards within a maximum of 18 months.

    Outlook
    -------
    "We are tracking quite nicely to achieve our 2007 objectives and believe in our ability to continue to execute on our strategic plan," said Dr. Norton.
"We continue to make progress in all aspects of our business, positioning ourselves for future growth."

    PreMD's fiscal 2007 objectives include:

    <<
      -  Expand the market and claims for PREVU(x) POC
      -  Enter into a marketing partnership for PREVU(x)
      -  Achieve regulatory clearance in the U.S. for PREVU(x) LT
      -  Continue to advance cancer clinical program
      -  Conclude a strategic partnership for the complete line of oncology products
    >>

    Financial Review
    ----------------
    During Q1 2007, the Company focused on finalizing the analysis of the data from the PASA skin cholesterol clinical trial in preparation for a submission to the U.S. FDA and on managing the cancer program. Most of the skin cholesterol clinical trials were completed at the end of 2006. As a result, research and development expenditures for the quarter decreased by
$875,000 to $641,000 from $1,516,000 in Q1 2006. The variance for the period reflects:
    <<
      -  a decrease of $957,000 in spending on clinical trials for skin cholesterol, as well as the trials for ColorectAlert(x),
         LungAlert(x) and our breast cancer test
      -  an increase of $128,000 on product development in support of manufacturing validation for the new cordless reader and for general product improvements; and
      -  a decrease of $54,000 in legal fees on intellectual property.

    General and administration expenses amounted to $641,000 for Q1 2007 compared with $577,000 in Q1 2006, an increase of $64,000. The increase for the quarter includes:
      -  a decrease in stock-based compensation, a non-cash expense, of
         $12,000
      -  an increase of $43,000 in professional fees for legal, audit and human resources; and
      -  an increase of $18,000 in compensation expense.
    >>

    Interest on convertible debentures (issued on August 30, 2005) amounted to $164,000 and $166,000 for Q1 2007 and 2006, respectively. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. Imputed interest of $248,000 and $231,000 in Q1 2007 and 2006 respectively, represents the expense related to the accretion of the liability component, at an effective interest rate of 12.75% plus the amortization of the deferred financing fees which are being amortized over the four-year term of the convertible debentures.
    Amortization expenses for capital assets and intangible assets for Q1
2007 and 2006 amounted to $41,000 and $44,000, respectively.
    The gain on foreign exchange was $84,000 for Q1 2007, compared with a loss of $63,000 for Q1 2006. The major contributing factor for the increase was the impact of foreign exchange rates on the convertible debentures which are repayable in U.S. dollars.
    Interest income amounted to $27,000 for Q1 2007 compared with $87,000 for
Q1 2006 as a result of lower cash balances. Refundable scientific investment tax credits ("ITCs") accrued for Q1 2007 amounted to $22,000 versus $60,000 for Q1 2006. This decrease was due to the reduced spending on clinical trials in 2007.
    Accounts payable at March 31, 2007 amounted to $198,000 compared with
$964,000 at December 31, 2006. The large decrease resulted from the payment of the year end outstanding invoices and the reduced spending in 2007.
    As at March 31, 2007, PreMD had cash, cash equivalents and short-term investments totaling $4,878,000 ($3,276,000 as at December 31, 2006). The
Company invests its funds in short-term financial instruments and marketable securities. Cash used to fund operating activities during Q1 2007 amounted to
$2,178,000 compared with $755,000 in Q1 2006, the increase resulting from a reduction in accounts payable and accrued liabilities.
    To date, the Company has financed its activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of investment tax credits (ITCs). Management believes that, based on historical cash expenditures and the current expectation of further revenues from product sales, royalties and license revenues, its existing cash resources together with the proceeds of the private placement on March 28,
2007 and the ITC receivable of $222,000 will be sufficient to meet its current operating and capital requirements through at least 2008.

    About PreMD Inc.

    PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products are branded as PREVU(x) Skin
Cholesterol Test. The company's cancer tests include ColorectAlert(TM),
LungAlert(TM) and a breast cancer test. PreMD's head office is located in
Toronto, Ontario and its research and product development facility is at
McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com. For more information about PREVU(x), please visit
www.prevu.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the success of a plan for regaining compliance with certain continued
listing standards of the American Stock Exchange, successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x)Trademark

    <<
    PreMD Inc.
    Incorporated under the laws of Canada

                         CONSOLIDATED BALANCE SHEETS
                            (In Canadian dollars)

    Unaudited

                                                         As at         As at
                                                      March 31,  December 31,
                                                          2007          2006
                                                             $             $
    -------------------------------------------------------------------------

    ASSETS
    Current
    Cash and cash equivalents                        3,533,734       112,577
    Short-term investments                           1,344,141     3,163,482
    Accounts receivable                                 17,606        11,221
    Inventory                                          174,198       179,219
    Prepaid expenses and other receivables             581,491       570,773
    Investment tax credits receivable                  222,000       200,000
    -------------------------------------------------------------------------
    Total current assets                             5,873,170     4,237,272
    -------------------------------------------------------------------------
    Deferred financing fees, net of accumulated
     amortization of $174,863 in 2006                        -       347,589
    Capital assets, net of accumulated
     amortization of $863,880 (2006 - $841,611)        291,017       312,410
    Intangible assets, net of accumulated
     amortization of $934,138 (2006 - $915,027)        363,118       382,229
    -------------------------------------------------------------------------
                                                     6,527,305     5,279,500
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' DEFICIENCY
    Current
    Accounts payable                                   197,690       963,990
    Accrued liabilities                                712,884       932,372
    -------------------------------------------------------------------------
    Total current liabilities                          910,574     1,896,362
    -------------------------------------------------------------------------
    Convertible debentures                           6,167,413     6,350,680
    -------------------------------------------------------------------------
    Total liabilities                                7,077,987     8,247,042
    -------------------------------------------------------------------------

    Shareholders' deficiency
    Capital stock                                   28,783,173    25,263,480
    Contributed surplus                              2,610,905     2,521,915
    Equity component of convertible debentures       2,239,385     2,239,385
    Warrants                                         1,567,392     1,170,020
    Deficit                                        (35,751,537)  (34,162,342)
    -------------------------------------------------------------------------
    Total shareholders' deficiency                    (550,682)   (2,967,542)
    -------------------------------------------------------------------------
                                                     6,527,305     5,279,500
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

       CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
                            (In Canadian dollars)

    Unaudited

                                                 Three months ended March 31,
                                                          2007          2006
                                                             $             $
    -------------------------------------------------------------------------

    REVENUE
    Product sales                                       18,084           117
    License revenue                                          -        77,051
    -------------------------------------------------------------------------
                                                        18,084        77,168
    Cost of product sales                                4,846           128
    -------------------------------------------------------------------------
    Gross profit                                        13,238        77,040
    -------------------------------------------------------------------------

    EXPENSES
    Research and development                           640,837     1,515,709
    General and administration                         640,964       577,248
    Interest on convertible debentures                 163,583       165,514
    Imputed interest on convertible debentures         248,346       231,412
    Amortization                                        41,380        44,822
    Loss (gain) on foreign exchange                    (83,553)       62,632
    -------------------------------------------------------------------------
                                                     1,651,557     2,597,337
    -------------------------------------------------------------------------

    RECOVERIES AND OTHER INCOME
    Investment tax credits                              22,000        60,000
    Interest                                            27,124        86,535
    -------------------------------------------------------------------------
                                                        49,124       146,535
    -------------------------------------------------------------------------
    Net loss and comprehensive loss for
     the period                                     (1,589,195)   (2,373,762)

    Deficit, beginning of period                   (34,162,342)  (28,213,371)
    -------------------------------------------------------------------------
    Deficit, end of period                         (35,751,537)  (30,587,133)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Basic and diluted loss per share                    $(0.07)       $(0.11)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Weighted average number of common shares
     outstanding                                    22,044,772    21,551,160
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (In Canadian dollars)

    Unaudited                                    Three months ended March 31,
                                                          2007          2006
                                                             $             $
    -------------------------------------------------------------------------

    OPERATING ACTIVITIES
    Net loss for the period                         (1,589,195)   (2,373,762)
    Add (deduct) items not involving cash
      Amortization                                      41,380        44,822
      Stock-based compensation costs included in:
        Research and development expense                32,097        35,815
        General and administration expense              57,293        69,471
      Imputed interest on convertible debentures       248,346       231,412
      Interest on convertible debentures paid in
       common shares                                   136,944             -
      Loss (gain) on foreign exchange                  (83,553)       62,632
    Net change in non-cash working capital
     balances related to operations                 (1,021,467)    1,251,788
    Decrease in deferred revenue                             -       (76,725)
    -------------------------------------------------------------------------
    Cash used in operating activities               (2,178,155)     (754,547)
    -------------------------------------------------------------------------

    INVESTING ACTIVITIES
    Short-term investments                           1,817,691       186,810
    Sale of capital assets                                 873             -
    Purchase of capital assets                          (1,749)      (18,098)
    -------------------------------------------------------------------------
    Cash provided by investing activities            1,816,815       168,712
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Issuance of capital stock, net of issue costs    3,779,721             -
    -------------------------------------------------------------------------
    Cash provided by financing activities            3,779,721             -
    -------------------------------------------------------------------------
    Effect of exchange rate changes on cash
     and cash equivalents                                2,776        42,067
    -------------------------------------------------------------------------

    Net increase (decrease) in cash and cash
     equivalents during the period                   3,421,157      (543,768)
    Cash and cash equivalents, beginning of period     112,577       773,199
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of period         3,533,734       229,431
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Represented by:
    Cash                                               133,732       229,431
    Cash equivalents                                 3,400,002             -
    -------------------------------------------------------------------------
                                                     3,533,734       229,431
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Supplemental cash flow information
    Cash paid during the period for interest            29,615       165,514
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    %SEDAR: 00007927E          %CIK: 0001179083

    /For further information: Brent Norton, President and CEO, Tel: (416)
222-3449 ext. 22, Email: bnorton(at)premdinc.com; Ron Hosking, Vice President
Finance and CFO, Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com;
Rhonda Chiger, Rx Communications Group, LLC, Tel: (917) 322-2569, Email:
rchiger(at)rxir.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 09:15e 11-MAY-07